March 28, 2013

Via EDGAR AND EMAIL

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	HopFed Bancorp, Inc., Preliminary Proxy Statement on Schedule 14A, Filed March 18, 2013, by Stilwell Value Partners I, L.P., Stilwell Value Partners VI, L.P., Stilwell Activist Fund, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, Robert Bolton, and John P. O'Grady

SEC File No. 000-23667

Dear Mr. Windsor:

Stilwell Value Partners I, L.P., Stilwell Value Partners VI, L.P., Stilwell Activist Fund, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, Robert Bolton, and John P. O'Grady (collectively, the "Stilwell Group Members"), are in receipt of your letter dated March 27, 2013, regarding the subject filing. On behalf of the Stilwell Group Members, set forth below are their responses to the comments in your letter. The headings below correspond to the numbered comments and headings; each comment is included in full, followed by the response. The Stilwell Group Members are simultaneously filing electronically via EDGAR the Group's Amended Preliminary Proxy Statement and related proxy card (together, the "Amended Preliminary Proxy Materials"). Accompanying the email transmission of this letter is a black-lined copy of the Amended Preliminary Proxy Materials marked to show revisions from the Stilwell Group's preliminary proxy statement filed on March 18, 2013.

Christian Windsor

March 28, 2013

Preliminary Proxy Statement

1.	To the extent relevant to an understanding of the current solicitation by the Stilwell Group and/or the nominee’s plans if elected, further supplement your disclosure to succinctly describe the material items discussed in any meetings between the Company and the Stilwell Group. Also update the filing to discuss any material contacts the Stilwell Group has had with the Company since the filing of the preliminary proxy statement.

Response:

Please see page 1 of the Amended Preliminary Proxy Materials.

2.	We note that the list of directors included at the top of your letter to shareholders may suggest that the solicitation is being made by the named company directors. Please revise to ensure there is no such suggestion.

Response:

The list of directors has been deleted.

3.	The letter to shareholders indicates your belief that “Management and the current Board have done a poor job of allocating capital.” Please supplement the disclosure to explain what is meant by the phrase “poor job of allocating capital.”

Response:

The sentence immediately following this phrase “poor job of allocating capital,” is an example of a poor Management capital allocation decision. To clarify, we added additional language. Please see the letter to the stockholders.

4.	Please revise the letter to shareholders to provide support for the implication that the Company could have repurchased its “shares at a substantial discount to book value” and specify what is meant by the phrase “substantial discount.” Please also revise your disclosure to support your claim as to the “premium to book value” at which the Company purchased Sumner Bank & Trust.

Response:

The requested disclosures have been included in the letter to the stockholders.

Christian Windsor

March 28, 2013

Proposal Number 1: Election of Directors, page 3

5.	We note that Robert Bolton has been granted stock options that become exercisable upon the occurrence of certain events, including the sale, transfer, conveyance or other disposition of all or substantially all of the assets of the Company. Please revise the “Proposal Number 1: Election of Directors” section to discuss the types of conflicts of interest that may exist between Mr. Bolton and the Company’s shareholders as a result of such arrangement.

Response:

We believe that the stock option agreement does not create any conflict of interest between Mr. Bolton and the Company’s shareholders. The stock options are only exercisable upon a change in control or similar event involving the Company. Such an event will occur only upon the receipt of board, regulatory and shareholder approval, thereby assuring that it will be in the best interests of the shareholders as a whole. This negates the implication of any conflict.

Additionally, certain directors of the Company have received stock option awards from the Company (see Page 24 of the Company's DEF14A, filed on April 13, 2012), but have not disclosed any perceived conflicts of interest resulting from such awards, even though such awards may encourage a focus on short-term appreciation in the stock trading price.

6.	Revise to specifically describe the position/title currently held by Robert Bolton at Iron Bay Capital and discuss his primary responsibilities at this organization. See Item 401 of Regulation S-K.

Response:

The requested information has been included on page 4 of the Amended Preliminary Proxy Materials.

Christian Windsor

March 28, 2013

7.	Please disclose the effect of a withhold vote on this proposal with respect to your nominee and the Company’s nominees. Please also revise your disclosure in the second paragraph under “Voting and Proxy Procedures” to more accurately describe the effect of a broker non-vote on this proposal, or advise us as to how you concluded that broker non- votes would have no effect on the outcome of this proposal, given the plurality voting standard.

Response:

The requested information has been included on pages 4 and 9 of the Amended Preliminary Proxy Materials.

Proposal Number 3: Advisory Vote on Executive Compensation, page 5

8.	Revise this section to provide your reasons for recommending that shareholders vote against the proposal to approve executive compensation. Please also apply this comment to proposal no. 4.

Response:

The requested information has been included on page 6 of the Amended Preliminary Proxy Materials.

Other Matters, page 6

9.	The Stilwell Group refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5 (c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5 (c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to the Stilwell Group's intent in this regard.

Response:

The Stilwell Members do not intend to mail their definitive proxy materials until after the March 28, 2013 record date for the Company's 2013 annual meeting. If the Company has distributed the subject information by the time the Group's definitive proxy materials are printed, it will be included. If, by that time, the Company has not distributed the information, the omitted information, other than information that persons other than the registrant are not required by Schedule 14A to provide to security holders, will be provided in additional definitive proxy materials mailed by the Group at a later date.

Christian Windsor

March 28, 2013

Solicitation; Expenses, page 6

10.	Disclosure indicates that the filing persons may solicit proxies by mail, e-mail, advertisement, telephone, facsimile and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

The Stilwell Group Members understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under cover of Schedule 14A on the date of first use.

Voting and Proxy Procedures, page 8

11.	Your disclosure states that proxies relating to “street name” shares may be voted for ratification of the appointment of the Company’s registered public accounting firm even if the stockholder does not give instructions on how to vote. This appears inconsistent with applicable NYSE rules. Please advise.

Response:

We have revised this statement to be consistent with the NYSE rules. Please see page 10 of the Amended Preliminary Proxy Materials.

Additional Information, page 10

12.	Please delete the disclaimer in the last sentence of the first paragraph on page 10. It is inappropriate to disclaim responsibility for your own disclosure.

Christian Windsor

March 28, 2013

Response:

This sentence has been deleted. Please see page 11 of the Amended Preliminary Proxy Materials.

Proxy Card

13.	Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response:

The proxy card has been revised to include legends stating that it is preliminary.

14.	The description of proposal no. 3 on your proxy card does not make clear what security holders are being asked to vote on. Please revise. Refer to Question 169.07 of our Compliance and Disclosure Interpretations regarding Exchange Act Rules, available on www.sec.gov.

Response:

The proxy card has been revised in accordance with Question 169.07 of your Compliance and Disclosure Interpretations.

Closing Comments

We are enclosing written acknowledgments from each of the participants that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor

March 28, 2013

If you have any additional questions, please contact the undersigned at (212) 267-6900 or Mary Ann Frantz at (503) 205-2552.

Very truly yours,

Spencer L. Schneider, Esq.

ON BEHALF OF:
Stilwell Value Partners I, L.P.
Stilwell Value Partners VI, L.P.
Stilwell Activist Fund, L.P.
Stilwell Associates, L.P.
Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P.
Stilwell Value LLC
Stilwell Advisers LLC
Joseph Stilwell
Robert Bolton
John P. O'Grady